Exhibit (a)(10)

PRESS RELEASE
Friday 22 November 2024 – 10:00 p.m. CET

RESULTS OF THE REOPENING OF THE PUBLIC TAKEOVER BID ON CMB.TECH NV LAUNCHED BY CMB NV
ANTWERP, Belgium, November 22, 2024 , 10:00 p.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) announces that the acceptance period of the reopening of the public takeover bid launched by CMB NV (“CMB” or “the Bidder”) on all shares in CMB.TECH not already owned by CMB or persons affiliated with it (the “Reopening”) expired on November 21, 2024.
During the acceptance period, 1,579,159 shares in CMB.TECH were tendered into the bid.
As a result, the Bidder will own a total of 178,726,458 shares in CMB.TECH. Taking into account the 25,807,878 treasury shares held by CMB.TECH and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will own 204,558,736 shares. This represents 92.04% of the voting rights in CMB.TECH.
Alexander Saverys, CEO of CMB.TECH, said: “We can finally turn the page on the tender offer for the shares of our company. The fact that very few shareholders tendered their shares is a vote of confidence for the strategy of CMB.TECH. We want to remain listed and will continue to grow our diversified and future-proof maritime group. It’s full speed ahead to decarbonise today to navigate tomorrow !”
Read the more detailed press release of CMB NV here: www.cmb.be/mandatorybid.

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels, tugboats and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
About CMB
CMB, Compagnie Maritime Belge, is a maritime group with its registered offices in Antwerp. CMB is the major shareholder of CMB.TECH.
More information can be found at www.cmb.be.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 1 of 2

PRESS RELEASE
Friday 22 November 2024 – 10:00 p.m. CET

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the Dutch version will prevail.
This notice does not constitute a takeover bid to purchase securities of CMB.TECH nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH. The public takeover bid is only reopened on the basis of the supplement to the prospectus approved by the FSMA. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions.
Additional Information for U.S. Holders
This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of CMB.TECH (“Ordinary Shares”) or any other securities. The new U.S. offer was made pursuant to an offer to purchase and a related letter of transmittal and other materials. CMB filed a tender offer statement on Schedule TO with the SEC with respect to the new U.S. offer on October 23, 2024, as amended or supplemented from time to time, and CMB.TECH filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the new U.S. offer on October 23, 2024, as amended or supplemented from time to time. The new U.S. offer expired on November 21, 2024. You may obtain a free copy of these documents and other documents at the SEC’s website at www.sec.gov.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 2 of 2